BANCOLOMBIA S.A. ANNOUNCES THE RESIGNATION OF THE

VICE-PRESIDENT OF TECHNOLOGY

Medellin, Colombia, April 7, 2011

Olga Botero Peláez, Vice-President of Technology since 2006, will retire from the Bank effective April 30, 2011.

Bancolombia Group extends its gratitude to Mrs. Botero for her leadership in the management of structuring the project of technological transformation of the organization, and wishes her success in her future endeavors.